EXHIBIT (a)(10)

August 23, 2002
Dear Holders of McAfee.com Class A common stock:

Network Associates, Inc. has commenced an unsolicited exchange offer to acquire each outstanding share of McAfee.com’s Class A common stock in exchange for $8.00 plus 0.675 of a share of Network Associates common stock.

Your board of directors appointed a special committee of independent outside directors to consider Network Associates’ exchange offer, which included a thorough review of the exchange offer with the special committee’s own legal and financial advisors. Following the special committee’s careful consideration of the exchange offer, the special committee and, upon the recommendation of the special committee, your board of directors have determined that the exchange offer is fair to you as a holder of McAfee.com Class A common stock.

The special committee and your board of directors recommend that you accept Network Associates’ offer and exchange your shares of McAfee.com common stock in exchange for $8.00 plus 0.675 of a share of Network Associates common stock.

The special committee and your board of directors determined that the exchange offer is fair to you as a holder of McAfee.com Class A common stock based, among other reasons, on the following:

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The Special Committee’s belief, after taking into account the current and historical financial condition, results of operations, competitive position, business prospects and strategic objectives of each of McAfee.com and Network Associates, including the potential risks involved in achieving those prospects and other objectives, that the per share consideration of $8.00 plus 0.675 of a share of Network Associates common stock adequately reflects the long-term value inherent in McAfee.com as a standalone company.

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The August 22, 2002 opinion of Morgan Stanley & Co. Incorporated, the special committee’s financial advisor, to the effect that as of such date and subject to and based on the assumptions and other considerations described in its written opinion, the per share consideration of $8.00 plus 0.675 of a share of Network Associates common stock was fair, from a financial point of view, to the holders of McAfee.com’s Class A common stock (other than Network Associates and its affiliates).

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The historical and market prices of the McAfee.com Class A Common Stock, the fact that the per share consideration represents an 81% increase over the 0.675 exchange ratio described in Network Associates’ initial offer in March 2002, and the exchange ratio implied by the market prices of the Shares and Network Associates common stock as of recent dates.

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The form of consideration to be paid to holders of Class A common stock exchanged in the exchange offer, including the immediate liquidity and fixed value of the cash portion of the per share consideration and the opportunity afforded by the stock portion of the per share consideration to participate in any future growth of McAfee.com’s business and Network Associates’ businesses other than McAfee.com as a result of owning Network Associates common stock.

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Although the uncertainty of the potential impact of the SEC investigation of Network Associates’ accounting practices continues, the Special Committee considered the following points: (1) that George Samenuk and Stephen Richards, the chief executive officer and chief financial officer, respectively, of Network Associates, have recently certified that the information contained in Network Associates’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 fairly presents in all material respects the financial condition and results of operations of Network Associates, (2) that it is uncertain when the SEC investigation would be resolved and (3) the likelihood that stockholders concerned about the potential impact of the SEC investigation would have the opportunity to dispose of their holdings in Network Associates given the liquidity of Network Associates common stock.

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The combination of McAfee.com and Network Associates would reduce or eliminate customer, market and brand confusion due to the fact that McAfee.com’s on-line services and products incorporate a number of the same features as and share the McAfee brand with Network Associates products. In addition, by combining McAfee.com’s resources with those of Network Associates, McAfee.com would be able to more effectively and cost-efficiently address the consumer market and the small to medium-sized business market for services and products sold via the internet than McAfee.com is capable of as a standalone company.

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The combination of McAfee.com and Network Associates would allow the combined company to operate with a single strategic focus and would reduce or eliminate actual and potential conflicts between the companies caused by the overlapping objectives of their respective business units and confusion over market boundaries delineated by agreements between the companies.

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The Special Committee considered the potential impact of alleged violations by both companies of certain intercompany agreements. Although the Special Committee has not yet received the findings of an independent audit of potential violations of the intercompany agreements, based on an internal review, the Special Committee did not believe that the impact of the alleged violations of the intercompany agreements was so significant as to alter its view that the current offer adequately reflects the long-term value inherent in McAfee.com.

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You generally would not recognize gain for federal income tax purposes on the shares of Network Associates common stock you would receive by exchanging your shares in the exchange offer if a merger of McAfee.com into Network Associates occurs and the exchange offer, together with the merger, qualifies as a reorganization for federal income tax purposes.

•	By exchanging your shares in the exchange offer, you will receive consideration for your shares sooner than if McAfee.com and Network Associates had pursued a negotiated merger transaction.

The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the factors considered by the special committee and other important information relating to the recommendation. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the special committee’s and your board of directors’ recommendation. We encourage you to promptly exchange your shares of McAfee.com common stock in exchange for $8.00 and 0.675 of a share of Network Associates common stock.

If you need additional information, please call:

INNISFREE M&A INCORPORATED
Stockholders Call Toll-free: 888-750-5834
Banks and Brokers Call Collect: 212-750-5833

Sincerely,

Richard Schell	Frank Gill
Director and Special Committee Member	Director and Special Committee Member

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